MORI HAMADA & MATSUMOTO

Marunouchi Kitaguchi Building
1-6-5 Marunouchi, Chiyoda-ku
Tokyo 100-8222, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666

February 28, 2006

BY AIR COURIER


06011299

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

SUPPL

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of News Release regarding Revaluation Loss on Land for Sale dated February 24, 2006, which was manually signed by Mr. Kenichi Moriuchi, Managing Executive Officer & General Manager of Legal Department of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barclay Street, New York, New York 10286, U.S.A.

dw 3/6

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331



News Release

Sekisui House, Ltd.

Notice of Posting of Revaluation Loss on Land for Sale

February 24, 2006 - Sekisui House, Ltd. ("Company") announces that revaluation loss on land for sale is to be posted for consolidated fiscal year ending January 31, 2006. Details are as follows.

1. Revaluation loss on Land for Sale

Aiming at more sound financial condition, the Company has decided to post revaluation loss on land for sale, where the market value declined by 30 % or more for the second half in addition to posted amount of 4,187 million yen (consolidated and non-consolidated) for the first half of the fiscal year ended in January 2006.

millions of yen

	Consolidated	Non-consolidated
(A) Revaluation loss on land for sale	12,015	11,990
(B) Total assets for year ending in January 2005 (A/B×100)	666,475 (1.8%)	625,390 (1.9%)
(C) Recurring income for year ending in January 2005 (A/C×100)	77,316 (15.5%)	62,439 (19.2%)
(D) Net income for year ending in January 2005 (A/D×100)	23,659 (50.8%)	19,492 (61.5%)

2. Outlook

Regarding forecast for results for year ending in January 31, 2006, there is no revision since the forecasts was made at the interim of the relevant fiscal year.

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp


SEKISUI HOUSE

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

February 24, 2006

By: ____________________
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331